UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NOVADAQ TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   66987G102
                                 (CUSIP Number)

                                 MARCH 31, 2012
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

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

--------- --------------------------------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GAGNON SECURITIES LLC

--------- --------------------------------------------------------------------------------------------------------

          2. CHECK THE APPROPRIATE BOX IF A GROUP*                                                      (a) [ ]
                                                                                                        (b) [X]
--------- --------------------------------------------------------------------------------------------------------

          3. SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------

          4. CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE LIMITED LIABILITY COMPANY

--------- --------------------------------------------------------------------------------------------------------
------------------- ---- -------------------------------------------- --------------------------------------------
    NUMBER OF
      SHARES             5. SOLE VOTING POWER                                                                   0
                    ---- -------------------------------------------- --------------------------------------------
   BENEFICIALLY
     OWNED BY            6. SHARED VOTING POWER                                                         1,968,270
                    ---- -------------------------------------------- --------------------------------------------
       EACH
    REPORTING            7. SOLE DISPOSITIVE POWER                                                              0
                    ---- -------------------------------------------- --------------------------------------------
   PERSON WITH:
                         8. SHARED DISPOSTIVE POWER                                                     1,968,270
------------------- ---- -------------------------------------------- --------------------------------------------
--------- ------------------------------------------------------------------------- ------------------------------

          9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                               1,968,270
--------- ------------------------------------------------------------------------- ------------------------------
--------- --------------------------------------------------------------------------------------------------------

       10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE                  INSTRUCTIONS)                  ?                 ---------
--------------------------------------------------------------------------------------------------------

--------- ------------------------------------------------------------------------- ------------------------------

          11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                             4.94%
--------- ------------------------------------------------------------------------- ------------------------------

          12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                            IA, BD
--------- ------------------------------------------------------------------------- ------------------------------











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--------- --------------------------------------------------------------------------------------------------------
          13. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NEIL GAGNON

--------- --------------------------------------------------------------------------------------------------------

          14. CHECK THE APPROPRIATE BOX IF A GROUP*                                                     (a) [ ]
                                                                                                        (b) [X]
--------- --------------------------------------------------------------------------------------------------------

          15. SEC USE ONLY



--------- --------------------------------------------------------------------------------------------------------

          16. CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

--------- --------------------------------------------------------------------------------------------------------
------------------- ---- -------------------------------------------- --------------------------------------------
    NUMBER OF                                                                                           1,911,540
      SHARES             17. SOLE VOTING POWER
                    ---- -------------------------------------------- --------------------------------------------
   BENEFICIALLY                                                                                         2,014,626
     OWNED BY            18. SHARED VOTING POWER
                    ---- -------------------------------------------- --------------------------------------------
       EACH
    REPORTING            19. SOLE DISPOSITIVE POWER                                                     1,911,540
                    ---- -------------------------------------------- --------------------------------------------
   PERSON WITH:                                                                                         2,066,001
                         20. SHARED DISPOSTIVE POWER
------------------- ---- -------------------------------------------- --------------------------------------------
--------- ------------------------------------------------------------------------- ------------------------------

          21. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              3,977,541
--------- ------------------------------------------------------------------------- ------------------------------
--------- --------------------------------------------------------------------------------------------------------

       22.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE                  INSTRUCTIONS)                  ?                 ---------
--------------------------------------------------------------------------------------------------------

--------- ------------------------------------------------------------------------- ------------------------------

          23. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                             9.93%
--------- ------------------------------------------------------------------------- ------------------------------

          24. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                            IN
--------- ------------------------------------------------------------------------- ------------------------------



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ITEM 1.
(a) Name of Issuer:                                            Novadaq Technologies, Inc.

                                                               2585 Skymark Avenue, Suite 306
                                                               Mississauga, Ontario
(b) Address of Issuer's Principal Executive Offices:           L4W 4L5

ITEM 2.

  (a) Name of Person Filing:  Gagnon Securities LLC ("GS"), an investment adviser registered with the Securities Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended, and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice, may be deemed to beneficially own 1,968,270 shares of the Issuer's Common Stock held in the Accounts, which includes 72,000 restricted shares of the Issuer and 32,400 warrants to purchase one-share of Common Stock exercisable for five years at an exercise price of CDN $3.18 per share. GS shares voting power and dispositive power with Neil Gagnon, the managing member and principal owner of GS, with respect to 1,378,833 shares of Common Stock held in the Accounts. GS shares voting and dispositive power with certain persons other than Mr. Gagnon with respect to 538,062 shares of Common Stock held in the Accounts. GS expressly disclaims beneficial ownership of all securities held in the Accounts.

                              In addition to the shares of Common Stock held in the Accounts over which Mr. Gagnon shares voting and/or dispositive power with GS, Mr. Gagnon may be deemed to beneficially own 2,598,708 shares of the Issuer's Common Stock in a private investment fund (the "Fund"), in personal accounts (the "Personal Accounts"), and in foundations, partnerships and trusts (the "Other Accounts"), which includes 480,051 restricted shares of the Issuer and 216,023 warrants to purchase one-share of Common Stock exercisable for five years at an exercise price of CDN $3.18 per share. Mr. Gagnon has sole voting power and sole dispositive power with respect to 666,663 shares of Common Stock held in the Personal Accounts and 1,244,877 shares of Common Stock held in the Fund, he shares voting power with certain persons other than GS with respect to 635,793 shares of Common Stock held in the Other Accounts and he shares dispositive power with certain persons other than GS with respect to 687,168 shares of Common Stock held in the Other Accounts. Except for Common Stock held in the Personal Accounts, Mr. Gagnon expressly disclaims beneficial ownership of all securities held in the Accounts, the Other Accounts and the Fund. No single client's interest as reported in the Accounts, the Personal Accounts, the Other Accounts or the Fund exceeds 5% of the Issuer's Common Stock.


        (b)  Address of Principal Business Office or, if none,         1370 Ave. of the Americas, Suite 2400
        Residence:                                                     New York, NY 10019
        (c)  Citizenship:
                                          GAGNON SECURITIES LLC: Delaware Limited Liability Company
                                          NEIL GAGNON: USA

        (d)  Title of Class of            Common Stock
        Securities:
        (e)  CUSIP Number:                66987G102





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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.ss.240.13D-1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.          OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:            GAGNON SECURITIES LLC:       1,968,270

                                          NEIL GAGNON:                 3,977,541

(b) Percent of class:                     GAGNON SECURITIES LLC:            4.94%

                                          NEIL GAGNON:                      9.93%

                              Calculation of percentage of beneficial ownership is based on approximately 39,809,761 outstanding shares as reported by the Issuer on its 6-K filed on April 27, 2012 and the number of warrants owned by each reporting person.

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          Number of shares as to which the person has:

(c)

   (i) Sole power to vote or to direct the vote:    GAGNON SECURITIES  LLC:        0
                                                    NEIL GAGNON:           1,911,540

  (ii) Shared power to vote or to direct the vote:  GAGNON SECURITIES LLC: 1,968,270
                                                    NEIL GAGNON:           2,014,626

  (iii) Sole power to dispose or to direct the      GAGNON SECURITIES LLC:         0
        disposition of:                             NEIL GAGNON:           1,911,540

  (iv) Shared power to dispose or to direct the     GAGNON SECURITIES LLC: 1,968,270
       disposition of:                              NEIL GAGNON:           2,066,001

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The Accounts, the Personal Accounts, the Other Accounts and the Fund described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, each Reporting Person disclaims beneficial ownership of all such securities.

ITEMS 7 - 9      Not Applicable

ITEM 10          CERTIFICATION
(a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2012
Date

GAGNON
SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title
May 7, 2012
Date

Neil Gagnon

/s/ Neil Gagnon
Signature




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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